

Mail Stop 7010

August 8, 2008

via U.S. mail and facsimile

Dale B. Herbst, Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

> **Re: WII Components, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 333-115490**

Dear Mr. Herbst:

> We have reviewed your response letter dated August 6, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. We note your draft disclosure, "[i]n designing and evaluating our disclosure controls and procedures, we and our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures." It is unclear whether the purpose of this statement is to clarify for readers that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, or if the intent is to qualify your conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise this statement to either:
   - Clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level; or

- Remove the reference to the level of assurance of your disclosure controls and procedures and any other qualifying language.

  Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

2. We note your draft disclosure that your assessment of the effectiveness of your disclosure controls and procedures is "as of the date of completion of the valuation." Please revise your disclosure to state your conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

3. We note the following statement in your draft disclosure: "Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that they believe that, as of the date of completion of the valuation, our disclosure controls and procedures were reasonably effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). In addition, the Chief Executive Officer and Chief Financial Officer also concluded that the Company's controls and procedures were sufficient to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are "effective." Please revise your intended disclosure to clearly address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures for the entire definition in Rules 13a-15(e) and 15d-15(e). Refer to Item 307 of Regulation S-K for guidance.

4. Your response to prior comment 3 states management based its conclusion on its belief the form included all other required disclosures and you complied with the substantive requirement by performing the assessment in a timely manner. However, as defined in Rule 240.13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized <u>and reported</u> within specified time periods. Since your Form 10-K did not include the disclosure required by Item 308T of Regulation S-K, it is not clear how you met the substantive requirement of Item 308T with regard to your disclosure controls and procedures. It is also not clear how the fact the omission of management's report was an inadvertent mistake is relevant to a conclusion on the effectiveness of disclosure controls and procedures, based on the definition in Rule 13a-15(e). Please consider these points in responding to the preceding comment requesting revised disclosure to clearly communicate your officers' conclusions

regarding effectiveness and provide an expanded discussion of the factors you considered that addresses these points and highlight any other factors that support your conclusion.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2008</u>

5. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K excluding the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please amend this Form 10-Q to include, at a minimum, Part I, Item 4 and Part II, Item 6 in addition to revising the fourth paragraph of the 302 certifications. Please note that at a minimum the first, second, fourth and fifth paragraphs of the 302 certifications would need to be provided.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief